November 12, 2024

Norbert Bischofberger, Ph.D.
President and Chief Executive Officer
Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

       Re: Kronos Bio, Inc.
           Registration Statement on Form S-3
           Filed November 7, 2024
           File No. 333-283072
Dear Norbert Bischofberger Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Asa M. Henin, Esq.